EXHIBIT 3a


                                                           For immediate release
                                                                  August 5, 2003


                Toyota Announces First Quarter Operating Results
                Strong Domestic and Overseas Sales Play Key Role
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States)


Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the first quarter ended June 30, 2003.

Beginning this quarter, Toyota's consolidated financial results will be reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). For the purposes of comparison, last year's figures have also been restated according to U.S. GAAP.

On a consolidated basis, net sales for the quarter totaled 4.09 trillion yen, an increase of 5.6 percent compared to the same period last year. Operating income decreased 13.2 percent to 340.7 billion yen, while income before income taxes was 371.2 billion yen. Net income declined 9.7 percent to 222.5 billion yen compared to 246.3 billion yen in the first quarter of last year.

Commenting on the results, TMC Executive Vice President Ryuji Araki said, "While first quarter operating income decreased year-over-year due mainly to exchange rate fluctuations and the temporary effect of model shifts at our North American plants, Toyota is expanding retail sales in all regions. Based on this strong result, we believe that our income levels have recovered from the low-point of last year's fourth quarter, and we are making steady progress towards a global, well-balanced profit structure."

Despite lagging market conditions, TMC's first quarter market share in Japan (excluding minivehicles) was 44.9 percent. Consolidated sales reached 543 thousand vehicles, an increase of forty-nine thousand vehicles compared to the same period last year. TMC introduced new products that met customer needs and stimulated demand, notably the WISH and the new Raum.

In North America, consolidated wholesale vehicle sales declined slightly. At the same time, in the United States, favorable retail sales of vehicles such as the Corolla Sedan and the new GX470 resulted in total sales of 494 thousand vehicles and a market share of 11.1 percent, the best quarterly results ever in terms of both number of vehicles sold and market share.


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In Europe, the new Avensis and other models performed well, and in June our market share passed the five percent mark for the first time. TMC believes that it's annual sales target of 800 thousand vehicles, initially set for 2005, is now within close reach.

Total sales, including Japan and overseas, reached 1.59 million vehicles in the first quarter, an increase of 121 thousand vehicles, or 8.2 percent, compared to the same period last year.

Araki added, "In this fiscal year, we aim to achieve worldwide retail sales of more than 6.5 million vehicles for the Toyota Group, including Daihatsu and Hino."

TMC also increased its unconsolidated forecast(Japan GAAP) for the first half of the fiscal year ending March 31, 2004. In consideration of strong sales performance and the influence of exchange rates, the figures have been revised as follows:
         o    Net sales revised from 4.1 trillion yen to 4.2 trillion yen.
         o    Ordinary income from 330 billion yen to 430 billion yen.
         o    Net income from 210 billion yen to 280 billion yen.

(Please see attached information for details on consolidated and unconsolidated results. Further information is also available on the Internet at www.toyota.co.jp)

    Cautionary Statement with Respect to Forward-Looking Statements

    This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in the "Operating and Financial Review and Prospects" and "Information on the Company" sections and elsewhere in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


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